IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.	000906410
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for April 28, 2004	333-109248
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on APRIL 28TH, 2004.

CWMBS, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Deutsche Bank Securities Inc.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY DEUTSCHE BANK SECURITIES INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2004-6
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-6

Deutsche Bank Securities

CWHL 04-6

5/1 Hybrid ARM Product

Collateral Description

Product	5/1 Hybrid ARM	
Index	1yr LIBOR (<5% 1yr CMT)	
Amount	$125,000,000	+/- 5%
Settle	April 30, 2004	
Gross WAC	4.925%	+/- 10bps
WAM	360	+/-
Servicing Fee before Reset	25 bps	
Servicing Fee after Reset	37.5 bps	
W/A Gross Margin	2.25% (2.75% for CMT Loans)	+/- 10bps
Percent IO	60%	+/-
Weighted Average LTV	75.0%	+/-
Average FICO	720	+/-
State Concentration	70% California	
Delivery Variance	Plus/Minus 5%	
Approximate Subordination	3.75%	+/-
Expected Rating Agencies	2 of 3	

Deutsche Bank Securities

CWHL 04-6

7/1 Hybrid ARM Product

Collateral Description

Product	7/1 Hybrid ARM	
Index	1yr LIBOR (<5% 1yr CMT)	
Amount	$75,000,000	+/- 5%
Settle	April 30, 2004	
Gross WAC	4.900%	+/- 10bps
WAM	360	+/-
Servicing Fee before Reset	25 bps	
Servicing Fee after Reset	37.5 bps	
W/A Gross Margin	2.25% (2.75% for CMT Loans)	+/- 10bps
Percent IO	50%	+/-
Weighted Average LTV	75.0%	+/-
Average FICO	730	+/-
State Concentration	65% California	
Delivery Variance	Plus/Minus 5%	
Approximate Subordination	3.75%	+/-
Expected Rating Agencies	2 of 3	